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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                      ------------------------------------

                                    Form 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                    For the quarter ended September 30, 1999

                      ------------------------------------

                     RITCHIE BROS. AUCTIONEERS INCORPORATED

                              9200 Bridgeport Road
                              Richmond, BC, Canada
                                    V6X 1S1
                                 (604) 273 7564
                    (Address of principal executive offices)

                      ------------------------------------

[indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

                   Form 20-F  __                Form 40-F  X

    [indicate by check mark whether the registrant by furnishing information contained
   in this Form is also thereby furnishing the information to the Commission pursuant to
           rule 12g3-2(b) under the Securities Exchange Act of 1934]

                          Yes  __                No  X

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

                         PART 1. FINANCIAL INFORMATION

ITEM 1.  FINANCIAL STATEMENTS

     The accompanying unaudited consolidated financial statements do not include all information and footnotes required by Canadian or United States generally accepted accounting principles. However, in the opinion of management, all adjustments (which consist only of normal recurring adjustments) necessary for a fair presentation of the results of operations for the relevant periods have been made. Results for the interim periods are not necessarily indicative of the results to be expected for the year or any other period. These financial statements should be read in conjunction with the summary of accounting policies and the notes to the consolidated financial statements included in the Company's Report on Form 40-F for the fiscal year ended December 31, 1998, a copy of which has been filed with the Securities and Exchange Commission.

                     RITCHIE BROS. AUCTIONEERS INCORPORATED

                       CONSOLIDATED STATEMENTS OF INCOME
   (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS EXCEPT PER SHARE AMOUNTS)
                                  (unaudited)

                                               THREE MONTHS ENDED          NINE MONTHS ENDED
                                                 SEPTEMBER 30,               SEPTEMBER 30,
                                            ------------------------    ------------------------
                                               1999          1998          1999          1998
                                            ----------    ----------    ----------    ----------
Auction revenues..........................  $   20,699    $   13,869    $   74,301    $   64,286
Direct expenses...........................       2,924         2,566        12,028        11,029
                                            ----------    ----------    ----------    ----------
                                                17,775        11,303        62,273        53,257
Expenses:
  Depreciation and amortization...........       1,608           713         3,842         1,969
  General and administrative..............      12,457         9,382        35,909        30,257
                                            ----------    ----------    ----------    ----------
                                                14,065        10,095        39,751        32,226
                                            ----------    ----------    ----------    ----------
Income from operations....................       3,710         1,208        22,522        21,031
Other income (expenses):
  Interest expense........................        (852)         (117)       (1,772)       (1,288)
  Other...................................         345         2,074           857         2,651
                                            ----------    ----------    ----------    ----------
                                                  (507)        1,957          (915)        1,363
                                            ----------    ----------    ----------    ----------
Income before income taxes................       3,203         3,165        21,607        22,394
Income taxes:
  Current.................................         850           621         6,748         7,981
  Future..................................         207           540           610           540
                                            ----------    ----------    ----------    ----------
                                                 1,057         1,161         7,358         8,521
                                            ----------    ----------    ----------    ----------
Net income................................  $    2,146    $    2,004    $   14,249    $   13,873
                                            ==========    ==========    ==========    ==========
Net income per share:
  Basic...................................  $     0.13    $     0.12    $     0.85    $     0.88
                                            ==========    ==========    ==========    ==========
  Diluted.................................  $     0.13    $     0.12    $     0.84    $     0.87
                                            ==========    ==========    ==========    ==========
Weighted average number of shares
  outstanding.............................  16,725,382    16,548,666    16,671,752    15,705,754
                                            ==========    ==========    ==========    ==========
Diluted weighted average number of shares
  outstanding.............................  17,326,789    16,756,391    17,145,709    15,900,758
                                            ==========    ==========    ==========    ==========

          See accompanying notes to consolidated financial statements.

                     RITCHIE BROS. AUCTIONEERS INCORPORATED

                          CONSOLIDATED BALANCE SHEETS
               (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)

                                                                SEPTEMBER 30,    DECEMBER 31,
                                                                    1999             1998
                                                                -------------    ------------
                                                                 (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents.................................      $ 94,463         $ 73,620
  Accounts receivable.......................................        34,823            6,771
  Inventory.................................................        10,947            2,355
  Advances against auction contracts........................           425            5,345
  Income taxes recoverable..................................         1,122               --
  Prepaid expenses and deposits.............................         1,299              711
                                                                  --------         --------
                                                                   143,079           88,802
Capital assets (note 2).....................................        96,937           61,324
Goodwill (note 3)...........................................        32,183               --
Future income taxes (note 4)................................         1,857            2,467
                                                                  --------         --------
                                                                  $274,056         $152,593
                                                                  ========         ========
LIABILITIES AND EQUITY
Current liabilities:
  Auction proceeds payable..................................      $ 80,522         $ 14,030
  Accounts payable and accrued liabilities..................        19,428           21,751
  Current bank loans........................................         7,851              793
  Income taxes payable......................................            --            3,079
                                                                  --------         --------
                                                                   107,801           39,653
Bank term loans (note 5)....................................        39,316            8,768
                                                                  --------         --------
                                                                   147,117           48,421
SHAREHOLDERS' EQUITY
  Share capital (note 6)....................................        69,128           64,728
  Additional paid-in capital................................         4,332               --
  Retained earnings.........................................        56,021           41,772
  Foreign currency translation adjustment...................        (2,542)          (2,328)
                                                                  --------         --------
                                                                   126,939          104,172
                                                                  --------         --------
                                                                  $274,056         $152,593
                                                                  ========         ========

          See accompanying notes to consolidated financial statements.

                     RITCHIE BROS. AUCTIONEERS INCORPORATED

                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
               (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)
                                  (unaudited)

                                                                              FOREIGN
                                                    ADDITIONAL               CURRENCY         TOTAL
                                           SHARE     PAID-IN     RETAINED   TRANSLATION   SHAREHOLDERS'
                                          CAPITAL    CAPITAL     EARNINGS   ADJUSTMENT       EQUITY
                                          -------   ----------   --------   -----------   -------------
Balance, December 31, 1998..............  $64,728         --     $41,772      $(2,328)      $104,172
  Common shares issued..................    1,345         --          --           --          1,345
  Net income............................       --         --       1,632           --          1,632
  Foreign currency translation
     adjustment.........................       --         --          --         (422)          (422)
                                          -------     ------     -------      -------       --------
Balance, March 31, 1999.................   66,073         --      43,404       (2,750)       106,727
  Common shares issued..................    3,055         --          --           --          3,055
  Warrants issued.......................       --      4,332          --           --          4,332
  Net income............................       --         --      10,471           --         10,471
  Foreign currency translation
     adjustment.........................       --         --          --         (147)          (147)
                                          -------     ------     -------      -------       --------
Balance, June 30, 1999..................   69,128      4,332      53,875       (2,897)       124,438
  Net income............................       --         --       2,146           --          2,146
  Foreign currency translation
     adjustment.........................       --         --          --          355            355
                                          -------     ------     -------      -------       --------
Balance, September 30, 1999.............  $69,128     $4,332     $56,021      $(2,542)      $126,939
                                          =======     ======     =======      =======       ========

          See accompanying notes to consolidated financial statements.

                     RITCHIE BROS. AUCTIONEERS INCORPORATED

                      CONSOLIDATED STATEMENT OF CASH FLOWS
               (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)
                                  (unaudited)

                                                               NINE MONTHS ENDED
                                                                 SEPTEMBER 30,
                                                              --------------------
                                                                1999        1998
                                                              --------    --------
Cash provided by (used in)
Operations:
  Net income................................................  $ 14,249    $ 13,873
  Items not involving the use of cash
     Depreciation and amortization..........................     3,842       1,969
     Employee share compensation............................     1,345          --
     Future income taxes....................................       610         540
  Changes in non-cash working capital:
     Accounts receivable....................................   (28,052)     (9,379)
     Inventory..............................................    (8,592)     (2,058)
     Advances against auction contracts.....................     4,920      (9,219)
     Prepaid expenses and deposits..........................      (588)       (111)
     Auction proceeds payable...............................    66,492      44,504
     Accounts payable and accrued liabilities...............    (2,323)     (2,184)
     Income taxes payable...................................    (4,201)     (4,068)
  Foreign currency translation adjustment...................      (214)       (395)
                                                              --------    --------
                                                                47,488      33,472
Financing:
  Issuance of share capital, net of issue costs.............        --      51,775
  Reorganization costs......................................        --         (20)
  Bank loans................................................    37,606       2,680
                                                              --------    --------
                                                                37,606      54,435
Investments:
  Goodwill (net of non-cash consideration)..................   (25,616)         --
  Capital asset additions, net..............................   (38,635)    (25,375)
                                                              --------    --------
                                                               (64,251)    (25,375)
Increase in cash and cash equivalents.......................    20,843      62,532
Cash and cash equivalents, beginning of period..............    73,620      27,149
                                                              --------    --------
Cash and cash equivalents, end of period....................  $ 94,463    $ 89,681
                                                              ========    ========
Supplemental disclosure of cash flow information
  Interest paid.............................................  $  1,780    $  1,288
  Income taxes paid.........................................  $  8,630    $ 12,951

          See accompanying notes to consolidated financial statements.

                     RITCHIE BROS. AUCTIONEERS INCORPORATED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
    (TABULAR DOLLAR AMOUNTS EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)
                               SEPTEMBER 30, 1999
      (Information as at September 30, 1999 and for the nine-month periods ended September 30, 1999 and 1998 is unaudited)

1.   SIGNIFICANT ACCOUNTING POLICIES

(a) BASIS OF PRESENTATION:

     These unaudited consolidated financial statements present the financial position, results of operations and changes in shareholders' equity and cash flows of Ritchie Bros. Auctioneers Incorporated (the "Company").

     These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information. Except as disclosed in note 7, these consolidated financial statements comply, in all material respects, with generally accepted accounting principles in the United States.

2.   CAPITAL ASSETS

     Capital assets at December 31, 1998 are as follows:

                                                                         ACCUMULATED     NET BOOK
                                                               COST      DEPRECIATION     VALUE
                                                              -------    ------------    --------
Land and improvements.....................................    $36,631       $  900       $35,731
Buildings.................................................     21,056        2,825        18,231
Automotive equipment......................................      5,164        1,606         3,558
Computer equipment........................................      1,920          739         1,181
Yard equipment............................................      2,619        1,124         1,495
Office equipment..........................................      1,996        1,018           978
Leasehold improvements....................................        200           50           150
                                                              -------       ------       -------
                                                              $69,586       $8,262       $61,324
                                                              =======       ======       =======

     Capital assets at September 30, 1999 are as follows:

                                                                         ACCUMULATED     NET BOOK
                                                               COST      DEPRECIATION     VALUE
                                                             --------    ------------    --------
Land and improvements....................................    $ 51,693      $ 1,275       $50,418
Buildings................................................      40,253        3,438        36,815
Automotive equipment.....................................       6,615        2,156         4,459
Computer equipment.......................................       2,737        1,187         1,550
Yard equipment...........................................       3,114        1,324         1,790
Office equipment.........................................       2,871        1,237         1,634
Leasehold improvements...................................         371          100           271
                                                             --------      -------       -------
                                                             $107,654      $10,717       $96,937
                                                             ========      =======       =======

3.   GOODWILL

     In April 1999, the Company recorded goodwill of $33,003,000 on the purchase of the auction business of Forke, Inc. (the "Forke acquisition"). The goodwill balance is being amortized on a straight line basis over 20 years, resulting in a charge to income of $825,000 for the nine months ended September 30, 1999.

                     RITCHIE BROS. AUCTIONEERS INCORPORATED
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
    (TABULAR DOLLAR AMOUNTS EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)
                       SEPTEMBER 30, 1999 -- (CONTINUED)
      (Information as at September 30, 1999 and for the nine-month periods ended September 30, 1999 and 1998 is unaudited)

4.   FUTURE INCOME TAXES

     In the fourth quarter of 1998, the Company changed its policy for accounting for income taxes by adopting the provisions of Section 3465, Income Taxes, of The Handbook of the Canadian Institute of Chartered Accountants. Under this standard, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes that are likely to be realized.

     The adoption of Section 3465 did not impact amounts reported in the prior period.

5.   BANK TERM LOANS

     During the nine months ended September 30, 1999, the Company entered into a $35 million term loan agreement to finance the acquisition of the auction business of Forke, Inc. and certain related assets. At September 30, 1999 the loan bore interest at a floating rate, paid quarterly. The Company is required to make minimum annual payments of $5 million in respect of the principal amount of the debt.

6.   SHARE CAPITAL

     SHARES AND WARRANTS ISSUED:

     In March 1998, the Company issued 3,335,000 common shares in connection with its initial public offering. Net proceeds raised from the offering, after deducting underwriting commissions and other direct costs, and after adding the future income tax benefit related to the amortization of underwriting costs, were $53.9 million.

     In February 1999, the Company issued 50,000 common shares to an employee. The transaction was recorded at a share price of $26.875 per share, the market value of the common shares on the issuance date.

     In April, 1999, the Company acquired the auction business of Forke, Inc. through the payment of $25 million cash and the issuance of 100,000 common shares and 400,000 warrants to acquire common shares of the Company. The warrants are fully vested and have an exercise price of $26.69 per share and expire on April 1, 2001. The shares have been valued using the market price of $30.55 per share and the warrants have been valued at $4,332,000 using an option pricing model. The combined value of $7,387,000 for the shares and warrants has been included as non-cash consideration in the Forke acquisition.

     STOCK OPTIONS:

                                                              NUMBER OF
                                                               SHARES      EXERCISE PRICE
                                                              ---------    --------------
Outstanding, December 31, 1998..............................   207,000     $ 0.10 - 26.12
  Granted...................................................    27,000      26.88 - 38.63
  Exercised.................................................   (29,283)              0.10
  Cancelled.................................................    (4,166)              0.10
                                                               -------     --------------
Outstanding, September 30, 1999.............................   200,551     $ 0.10 - 38.63

                     RITCHIE BROS. AUCTIONEERS INCORPORATED
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
    (TABULAR DOLLAR AMOUNTS EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)
                       SEPTEMBER 30, 1999 -- (CONTINUED)
      (Information as at September 30, 1999 and for the nine-month periods ended September 30, 1999 and 1998 is unaudited)

7.   UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

     The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles for interim financial information which differ, in certain respects, from accounting practices generally accepted in the United States and from requirements promulgated by the United States Securities and Exchange Commission.

     Material differences to the consolidated financial statements and related notes of the Company are as follows:

Consolidated statements of net income per share

                                                THREE MONTHS ENDED             NINE MONTHS ENDED
                                                   SEPTEMBER 30,                 SEPTEMBER 30,
                                              -----------------------       -----------------------
                                                 1999         1998             1999         1998
                                              ----------   ----------       ----------   ----------
Net income per share in accordance with
United States GAAP
  Basic.....................................  $     0.13   $     0.12       $     0.85   $     0.88
  Diluted...................................  $     0.13   $     0.12       $     0.84   $     0.87
                                              ==========   ==========       ==========   ==========
Weighted average number of shares
  outstanding...............................  16,725,382   16,548,666       16,671,752   15,705,754
Diluted average number of shares
  outstanding...............................  17,000,873   16,719,396       16,900,269   15,887,926

Consolidated statements of comprehensive net income

                                                       THREE MONTHS ENDED     NINE MONTHS ENDED
                                                          SEPTEMBER 30,         SEPTEMBER 30,
                                                       -------------------    ------------------
                                                         1999       1998       1999       1998
                                                       --------    -------    -------    -------
Net income...........................................  $ 2,146     $2,004     $14,249    $13,873
Other comprehensive income adjustments
  Foreign currency translation.......................      355        (78)       (214)      (395)
                                                       -------     ------     -------    -------
Comprehensive net income in accordance with United
  States GAAP........................................  $ 2,501     $1,926     $14,035    $13,478
                                                       =======     ======     =======    =======

ITEM 2: MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     The following discussion summarizes the significant factors affecting the consolidated operating results and financial condition of Ritchie Bros. Auctioneers Incorporated ("Ritchie Bros." or the "Company") for the three-month and nine-month periods ended September 30, 1999 compared to the three-month and nine-month periods ended September 30, 1998. This discussion should be read in conjunction with the consolidated financial statements and notes thereto included herein and included in the Company's Annual Report and Report on Form 40-F for the fiscal year ended December 31, 1998. The Company prepares its consolidated financial statements in accordance with generally accepted accounting principles in Canada which, except as set out in note 7 to the consolidated financial statements, result in materially consistent financial position and results of operations to that which would be reported under generally accepted accounting principles in the United States. Amounts discussed below are based on consolidated financial statements prepared in accordance with Canadian accounting principles.

     Ritchie Bros. is the world's leading auctioneer of industrial equipment. At September 30, 1999, the Company operated from over 70 locations in North and Central America, Europe, Asia, Australia, Africa and the Middle East. The Company sells, through unreserved public auctions, a broad range of used equipment, including equipment utilized in the construction, transportation, mining, forestry, petroleum and agricultural industries.

     Gross auction sales represent the aggregate selling prices of all items sold at Ritchie Bros. auctions during the periods indicated. Gross auction sales are key to understanding the financial results of the Company, since the amount of auction revenues and to a lesser extent, certain expenses, are dependent on it. Auction revenues include commissions earned as agent for consignors through both straight commission and gross guarantee contracts, plus the net profit on the sale of equipment purchased and sold by the Company as principal. Under a gross guarantee contract, the consignor is guaranteed a minimum amount of proceeds on the sale of its equipment. When the Company guarantees gross proceeds, it earns a commission on the guaranteed amount and typically participates in a negotiated percentage of proceeds, if any, in excess of the guaranteed amount. If auction proceeds are less than the guaranteed amount, the Company's commission would be reduced, or, if sufficiently lower, the Company would incur a loss. Auction revenues are reduced by the amount of any losses on gross guarantee consignments and sales by the Company as principal. Auction revenues also include interest income earned that is incidental to the auction business.

     The Company's gross auction sales and auction revenues are affected by the seasonal nature of the auction business. Gross auction sales and auction revenues tend to increase during the second and fourth calendar quarters during which the Company generally conducts more auctions than in the first and third calendar quarters. The Company's gross auction sales and auction revenues are also affected on a period-to-period basis by the timing of major auctions. In newer markets where the Company is developing operations, the number and size of auctions and, as a result, the level of gross auction sales and auction revenues, is likely to vary more dramatically from period-to-period than in the Company's established markets where the number, size and frequency of the Company's auctions are more consistent. Finally, economies of scale are achieved as the Company's operations in a region mature from conducting intermittent auctions, establishing a regional auction unit, and ultimately to developing a permanent auction site. Economies of scale are also achieved when the size of the Company's auctions increases.

     The Company is aware of potential restrictions that may affect the ability of equipment owners to transport certain equipment between some jurisdictions. Management believes that these potential restrictions have not had a significant impact on the Company's business, financial condition or results of operations to date. However, the extent of any future impact on the Company's business, financial condition or results of operations from these potential restrictions cannot be predicted at this time.

     Although the Company cannot accurately anticipate the future effect of inflation, inflation historically has not had a material effect on the Company's operations.

     On April 1, 1999, Ritchie Bros. acquired the auction business of Forke, Inc. ("Forke"), a major auctioneer of industrial equipment headquartered in Lincoln, Nebraska. Whereas Ritchie Bros. operates in over 50 locations throughout North America, Europe, Asia, Australia and the Middle East, Forke operated primarily in the United States. Forke had been conducting industrial auctions since 1921 and pioneered the industrial auction business in the United States. The Company did not acquire Forke's equipment finance business. To acquire Forke's auction business, the Company paid cash of $25 million, issued 100,000 common shares of the Company, and granted warrants to acquire 400,000 common shares of the Company at an exercise price of $26.69 per share. The Company recorded goodwill of $33.0 million on the acquisition, consisting of the cash paid plus $7.4 million recorded for the fair value of the shares and warrants issued and $0.6 million of capitalized acquisition expenses. In related transactions, in the second quarter of 1999, the Company acquired an office building in Nebraska for $1.3 million and in the third quarter of 1999, the Company acquired permanent auction sites in North Carolina and New Mexico, and land and buildings in Texas and Florida for combined consideration of $10.8 million. Operating expenses related to the acquisition commenced in the second quarter of 1999; however, incremental revenues did not commence until the third quarter of 1999.

     In the first nine months of 1999 the Company opened a new permanent auction site on the Gold Coast of Australia, near Brisbane, and an upgraded permanent auction site in Truro, Nova Scotia. In addition, in the third quarter of 1999, the Company opened sales offices in Panama, Hong Kong and South Africa.

     In the second quarter of 1999, the Company purchased 60 acres of land in Montreal, Quebec and in the third quarter the Company purchased 192 acres (with plans to develop approximately 55 acres) in Baltimore, Maryland. The Company intends to construct permanent auction sites in each of these locations which will replace existing regional auction units in 2000, once the new auction facilities have been constructed. During the third quarter, the Company also purchased 152 acres (with plans to develop approximately 60 acres) in Prince George, British Columbia, and intends to construct a permanent auction site on this property, replacing the Company's existing Prince George facility which is located on a 32 acre site.

     During the third quarter of 1999, the Company entered into lease agreements in Singapore and Dubai, U.A.E. The Singapore lease includes up to 15 acres of land and will be used by the Company to establish a new Asian regional auction unit. The first auction sale on the Singapore property is scheduled for November 1999. The Dubai lease includes up to 26 acres of land and will enable the company to replace its existing Dubai location with an expanded regional auction unit. Construction of purpose-built auction facilities in both Singapore and Dubai is expected to be completed in 2000.

RESULTS OF OPERATIONS

NINE MONTHS ENDED SEPTEMBER 30, 1999 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 1998

Auction Revenues

     Auction revenues of $74.3 million for the nine months ended September 30, 1999 increased by $10.0 million, or 15.6%, from the comparable period in 1998 due to increased gross auction sales and higher average auction revenue rates. Gross auction sales of $808.1 million for the nine months ended September 30, 1999 increased $57.6 million, or 7.7%, from the comparable period in the prior year, primarily as a result of increased gross auction sales in the United States offset by decreased gross auction sales in Europe. Results for 1999 included significant auctions in Fort Worth, Texas; Houston, Texas; Las Vegas, Nevada; Dubai, the United Arab Emirates; and in the Port of Moerdijk, the Netherlands. Auction revenues as a percentage of gross auction sales have averaged approximately 8.80% on a long-term basis. In the first nine months of 1999, the auction revenue rate of 9.19% was higher than the long-term average and higher than the 8.57% rate experienced in the comparable 1998 period. The Company's expectations with respect to the long-term average auction revenue rate remain unchanged.

Direct Expenses

     Direct expenses are expenses that are incurred as a direct result of an auction sale being held. Direct expenses include the costs of hiring personnel to assist in conducting the auction, lease expenses for temporary auction sites, travel costs for full time employees to attend and work at the auction site, security hired to safeguard equipment while at the auction site and advertising specifically related to the auction. Direct expenses of $12.0 million for the nine-month period ended September 30, 1999 increased by $1.0 million compared to the comparable 1998 period due to increased auction activity generated by the Company in the 1999 period. As a percentage of gross auction sales, direct expenses were 1.49% for the nine months ending September 30, 1999, marginally higher than the 1.47% experienced in the first nine months of 1998.

Depreciation and Amortization Expense

     Depreciation is calculated on capital assets employed in the Company's business, including building and site improvements, automobiles, yard equipment, and computers. Amortization results from expensing, over 20 years, the $33.0 million of goodwill recorded as a result of the acquisition of the auction business of Forke in April 1999. In the nine-month period ending September 30, 1999, depreciation and amortization expense was $3.8 million, compared to $2.0 million in the comparable 1998 period. This increase is the result of the depreciation of new auction facilities constructed over the past year and goodwill amortization charges of $0.9 million for the period from April 1, 1999 to September 30, 1999.

General and Administrative Expense

     General and administrative expense ("G&A") includes employee expenses such as salaries, wages, performance bonuses and benefits, non-auction related travel, institutional advertising, insurance, general office, and computer expenses. For the nine months ended September 30, 1999, the Company incurred G&A of $35.9 million, as compared to $30.3 million for the comparable nine-month period in 1998. During the first quarter of 1999 the Company incurred a special compensation expense of approximately $1.3 million related to a share issuance to an employee. The Company does not intend to make similar share issuances in the future. G&A also increased in 1999 due to the operation of new permanent auction sites and an administrative office in the United States as part of the acquisition of the auction business of Forke.

Income from Operations

     Income from operations was $22.5 million in the nine months ended September 30, 1999 compared to $21.0 million in the comparable 1998 period. This increase is the result of increased gross auction sales and higher auction revenue rates in 1999 compared to 1998, partially offset by higher G&A and depreciation and amortization expenses in the second and third quarters of 1999.

Interest Expense

     Interest expense includes interest and bank charges paid on term bank debt. Interest expense for the nine months ended September 30, 1999 was $1.8 million, compared to $1.3 million incurred in the nine months ended September 30, 1998. The increase resulted primarily from debt incurred by the Company in connection with the acquisition of the auction business and certain assets of Forke in the 1999 period. Management anticipates that interest expense will increase further as debt is incurred to finance the acquisition of additional permanent auction sites. See "-- Overview" and "Liquidity and Capital Resources."

Other Income

     Other income arises from equipment appraisals performed by the Company, and other miscellaneous sources. Other income for the nine months ended September 30, 1999 was $0.9 million compared to $2.7 million for the comparable 1998 period. This decrease is attributable to a $1.8 million non-recurring gain in the 1998 period that arose from the sale of property.

Income Taxes

     Income taxes of $7.4 million for the nine months ended September 30, 1999 have been computed based on rates of tax that apply in each of the tax jurisdictions in which the Company operates. The effective tax rate of 34.1% on net income for the nine months ended September 30, 1999 is lower than the 38.1% rate the Company experienced in the comparable 1998 period due to initiatives undertaken by the Company.

THREE MONTHS ENDED SEPTEMBER 30, 1999 COMPARED TO THREE MONTHS ENDED SEPTEMBER 30, 1998

Auction Revenues

     Auction revenues of $20.7 million for the three months ended September 30, 1999 increased by $6.8 million, or 49.3%, from the comparable period in 1998 due to increased gross auction sales and higher average auction revenue rates. Gross auction sales of $219.0 million for the three months ended September 30, 1999 increased $35.4 million, or 19.3%, from the comparable period in the prior year, primarily as a result of increased gross auction sales in the United States. A portion of the increase in gross auction sales is attributable to the acquisition of the auction business and certain assets of Forke in the second quarter of 1999; however, management expects that the full impact of this acquisition will not be experienced until 2000 and that the impact will differ from quarter to quarter. In addition, because of the integration of the Forke operations into the Company's business, it is not possible to identify revenues that are specifically attributable to the Forke transaction. Results for the third quarter of 1999 included significant auctions in Houston and Fort Worth, Texas. Auction revenues as a percentage of gross auction sales were 9.45% in the three months ended September 30, 1999 compared to 7.55% in the comparable 1998 period and a long-term average of 8.80%. The Company's expectations with respect to the long-term average auction revenue rate remain unchanged.

Direct Expenses

     Direct expenses of $2.9 million increased by $0.4 million for the three months ended September 30, 1999 compared to the comparable 1998 period due to increased auction activity generated by the Company in the 1999 period. As a percentage of gross auction sales, direct expenses were 1.34% for the three-month period ending September 30, 1999, lower than the 1.40% for the comparable period in 1998.

Depreciation and Amortization Expense

     In the three-month period ending September 30, 1999, depreciation and amortization expense was $1.6 million, compared to $0.7 million in the comparable 1998 period. This increase is primarily the result of new auction facilities being depreciated in the three months ending September 30, 1999 and goodwill amortization of $0.4 million during the period as a result of the acquisition of the auction business of Forke.

General and Administrative Expense

     For the three months ended September 30, 1999, the Company incurred G&A costs of $12.5 million, as compared to $9.4 million for the comparable three-month period in 1998. This increase is attributable to an ongoing build-up in infrastructure to support the growth initiatives of the Company, including the opening of an administrative office in the United States, the addition of personnel hired including those as a result of the acquisition of the auction business of Forke, and new permanent auction sites acquired over the preceding year.

Income from Operations

     Income from operations was $3.7 million for the three months ended September 30, 1999, an increase of $2.5 million over the comparable period in 1998. This increase is attributable to increased gross auction sales and auction revenues in the three months ended September 30, 1999, offset by increased depreciation and G&A in the 1999 period to support the growth plans of the Company.

Interest Expense

     Interest expense for the three months ended September 30, 1999 was $0.9 million, compared to $0.1 million incurred in the three months ended September 30, 1998. The increase is attributable to debt incurred by the Company in connection with the acquisition of the auction business and certain assets of Forke in the 1999 period. Management anticipates that interest expense will increase further as debt is incurred to finance the acquisition of additional permanent auction sites. See "-- Overview" and "Liquidity and Capital Resources."

Other Income

     Other income of $0.3 million for the three months ended September 30, 1999 decreased from $2.1 million for the comparable 1998 period due to a non-recurring gain in the 1998 period of $1.8 million from the sale of property.

Income Taxes

     Income taxes of $1.1 million for the three months ended September 30, 1999 have been computed based on rates of tax that apply in each of the tax jurisdictions in which the Company operates. The effective tax rate of 33.0% is lower than the 36.7% rate the Company experienced in the comparable 1998 period due to initiatives undertaken by the Company.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's cash can fluctuate significantly from period to period, largely due to differences in timing of receipt of gross sale proceeds from buyers and the payment of net amounts due to consignors. If auctions are conducted near a period end, the Company may hold cash in respect of those auctions that will not be paid to consignors until after the period end. Accordingly, management believes a more meaningful measure of the Company's liquidity is working capital, including cash.

     At September 30, 1999, working capital, including cash, was $35.3 million, compared to $49.2 million at December 31, 1998.

     Net capital expenditures by the Company during the nine months ended September 30, 1999 were $38.6 million as compared to $25.4 million for the nine months ended September 30, 1998. In the 1999 period, the Company acquired land and buildings from Forke in Albuquerque, NM, Statesville, NC, Fort Worth, TX and Ocala, FL and made unrelated purchases of property in Montreal, QC, Baltimore, MD, and Prince George, BC. In addition, the Company continued to incur site development costs in the United States, Canada, Australia and Europe.

     The Company is continuing with its plan to add additional permanent auction sites in selected international locations and is presently in various stages of commitments to acquire land for development in the United States and Canada.

     The Company has established credit facilities with financial institutions in the United States, Canada, Europe, and Australia. The Company presently has access to credit lines for operations exceeding $95.0 million and to credit lines for funding property acquisitions exceeding $35.0 million. At September 30, 1999, the Company had no bank debt relating to operations, and bank debt related to property acquisitions totaled $12.2 million. The Company also has a $35.0 million term loan facility that was negotiated to finance a portion of the Forke acquisition, which had been entirely drawn down at September 30, 1999.

     All borrowings in connection with the Forke acquisition have been financed through a bank term loan. At September 30, 1999, the loan bore interest at a floating rate of 6.03%. Subsequent to the quarter-end, the interest rate on the majority of the loan was fixed for a four-year period at a rate of 7.21%. Interest is payable quarterly and the Company is required to make minimum annual payments of $5 million in respect of the principal amount of the debt. See "-- Overview."

YEAR 2000 COMPLIANCE

     The Company relies on computer systems to operate its business, including applications used to control information about bidders and consignors and to operate certain of its marketing, finance and administrative functions. The year 2000 issue, which is common to most companies, relates to the inability of such computer systems to properly recognize and process date sensitive information with respect to dates in the Year 2000 and thereafter.

     The Company has completed its Year 2000 compliance efforts, which began in 1997, and does not expect any material disruption of its operations as a result of any failure to achieve Year 2000 compliance. Related costs incurred to date have not had, and estimated future costs are not anticipated to have, a material impact on the Company's business, financial condition, or results of operations. However, as testing of Year 2000 functionality of the Company's systems has necessarily occurred in a simulated environment, the Company will not be able to test full system year 2000 interfaces and capabilities prior to the Year 2000.

     The most reasonable likely worst case Year 2000 scenario would involve the failure of one or more of the Company's key suppliers to become Year 2000 compliant. In such a scenario, the Company's ability to adequately advertise its auctions and account for receipts and payments as efficiently as it does at present could be negatively affected.

     The Company has developed contingency plans in the event of the Company's or its key suppliers' failure to achieve full Year 2000 compliance. The plans include identifying alternate organizations that may act as replacements for those with which the Company presently conducts business and which may not achieve full Year 2000 compliance, including one or more of its lenders, marketing service suppliers, or external software providers. Failure by the Company or any of its key suppliers to achieve full Year 2000 compliance in a timely manner or consistent with its current cost estimates, or to rectify deficiencies through any contingency plans, could have a material adverse effect on the Company's business, financial condition and results of operations.

FORWARD-LOOKING STATEMENTS

     This Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements that involve risks and uncertainties. These statements are based on current expectations and estimates about the Company's business. These statements include, in particular, statements relating to auction revenue rates, direct expense rates, G&A increases, income tax rates, the Forke transaction, the anticipated improvement, acquisition and development of permanent auction sites, and the financing available to the Company. Words such as "expects", "intends", "plans", "believes", "estimates" and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. The following important factors, among others, could affect the Company's actual results and could cause such results to differ materially from those expressed in the Company's forward-looking statements: the many factors that impact on the supply of and demand for used equipment; fluctuations in the market values of used equipment; periodic and seasonal variations in operating results or financial conditions; the timing and location of auctions; potential delays in construction or development of auction sites; actions of competitors; adverse changes in economic conditions; restrictions affecting the ability of equipment owners to transport equipment between jurisdictions; the ability of the Company to integrate the business acquired and personnel hired as a result of the Forke transaction; and other risks and uncertainties as detailed in the Company's periodic filings with the United States Securities and Exchange Commission including its Registration Statement on Form F-10 filed on June 17, 1999. The Company undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise. Forward-looking statements should be considered in light of these factors.

                          PART II.  OTHER INFORMATION

ITEM 6.  EXHIBITS

NUMBER                            DESCRIPTION
------                            -----------
 *3.1     Articles of Amalgamation, as amended
 *3.2     By-laws
 *4.1     Form of common share certificate
  4.2     Description of capital shares contained in the Articles of
          Amalgamation (see Exhibit 3.1)
  4.3     Description of rights of securityholders contained in the
          By-laws (see Exhibit 3.2)
*10.1     1997 Stock Option Plan, as amended
*10.2     Form of Indemnity Agreement for directors and officers

---------------

*Incorporated by reference to the same exhibit number from the Registration
 Statement on Form F-1 filed on September 26, 1997, as amended (File No. 333-36457).

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          RITCHIE BROS. AUCTIONEERS INCORPORATED
                                                       (Registrant)

Date: November 12, 1999                   By:    /s/ ROBERT S. ARMSTRONG
                                            ------------------------------------
                                                    Robert S. Armstrong
                                                    Corporate Secretary